BAP ACQUISITION CORP
			       1051 FIFTH AVENUE NORTH,
			       NAPLES, FLORIDA 34102
			       TEL: (941) 261-3396
			       FAX: (941) 261-5031


				February 15, 1998


     Ms. Barbara Jacobs, Deputy Director
     Mr. Ed. Loftus, Accountant
     Securities and Exchange Commission
     Corporate Finance Small Business Section,
     Washington D.C.


     Please find enclosed corrected Form 10SB/G filing for BAP ACQUISITION CORP. Please also be advised that this filing in our opinion, answers all questions and comments generated from all previous filings on behalf BAP ACQUISITION CORP., however should the commission have more comments or questions, we will be pleased to answer them.
     The missing 10Q's and 10K are being prepared and will be filed shortly.

     Thanks,

     Yours Truly,

     BAP ACQUISITION CORP

     /s/ Garfield Ricketts
      --------------------
      Garfield Ricketts